United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Signature Page

Press Release

Vale signs leasing contract with Itabrasco
Rio de Janeiro September 30, 2008 — Companhia Vale do Rio Doce (Vale) hereby announces that it has signed a leasing contract involving a pelletizing plant located in Tubarão complex, in Vitória, in the Brazilian state of Espírito Santo, with its affiliated company Companhia Ítalo Brasileira de Pelotização — Itabrasco, for a period of 10 years, as from October 1, 2008.
Itabrasco, which main activity is the production and sale of iron ore pellets, is a joint venture between Vale and Ilva International S.p.A.
(Ilva) — the largest steel producer in Italy and one of our largest clients for pellets — each with a 50.9% and 49.1% stake, respectively. In 2007, Itabrasco produced 4.0 million metric tons of iron ore pellets and had net earnings of US$ 35 million.
As an outcome of negotiations, Vale has agreed to pay for the leasing an annual payment in order to guarantee Ilva the same level of profitability. Consequently, Vale will consolidate 100% of Itabrasco’s pelletizing operations in its financial statements, simplifying its financial report.
The leasing of Itabrasco follows the announcement made in April 30, 2008 and May 9, 2008 related to the leasing of Nibrasco and Kobrasco. These transactions are consistent with Vale’s continuous search for opportunities to maximizing shareholder value creation. In these cases we are increasing our exposure to the iron ore business and capturing synergies in the port of Tubarão, which includes the resulting improvement of efficiency of operational assets and processes.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 30, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations